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                                                                    EXHIBIT 99.1

CONTACT:             Kevin James, Senior Vice President & CFO
                     Sun Sportswear, Inc.
                     (206) 251-3565

For Immediate Release:    November 13, 1996

            SUN SPORTSWEAR, INC. ANNOUNCES THIRD QUARTER 1996 RESULTS

                    AGREES TO MERGE WITH BSI HOLDINGS, INC.

KENT, WASHINGTON -- SUN SPORTSWEAR, INC. ("Sun" or the "Company")  (NASDAQ:
SSPW) today announced third quarter 1996 results and the signing of an agreement to merge with BSI Holdings, Inc. ("BSI")

MERGER WITH BSI

Sun has entered into a definitive merger agreement with respect to the merger (the "Merger") of the Company and BSI Holdings, Inc., which has been approved by the boards of both companies. The Merger would position the combined entity as one of the leading character apparel licensees in the U.S.

The terms of the agreement provide for Sun stockholders, other than Seafirst Bank ("Seafirst"), to receive cash in the amount of $2.20 per share for 50% of their shares. The non-Seafirst shareholders will retain the remaining 50% of their shares, subject to the right to elect to retain 100% of their shares and forgo the cash consideration. Seafirst, the owner of 3,800,000 shares or 66.1% of the outstanding common stock of the Company, will have 48.3% of its shares exchanged for $2.20 per share of cash and a convertible promissory note. Seafirst will retain its remaining shares, subject to adjustment based on the elections of the non-Seafirst shareholders.

The merger is structured as a tax free exchange of shares (except to the extent Sun common stockholders receive cash or notes).

BSI, through its primary operating subsidiary Brazos Sportswear, Inc., is a manufacturer and distributor of decorated sportswear with annualized revenues of approximately $200 million. BSI operates facilities in ten states and sells products throughout the United States to over 15,000 customers. All shares of BSI will be converted into shares of Sun Common stock, which upon closing of the Merger will represent approximately 88% of Sun's outstanding shares, after taking into consideration warrants and options to purchase such shares.

The Merger is conditioned upon certain regulatory approvals and approval of the shareholders of both companies. The Merger is expected to be completed by February 28, 1997.
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Bill Wiley, President and CEO of Sun, stated "We are excited about the future prospects that will result from a Sun and BSI combination. The organizations are a strong complement to each other and will result in a larger customer base, a broader license portfolio, broader manufacturing capabilities and improved utilization, an expanded sales force, and stronger domestic and international sourcing."

THIRD QUARTER 1996 RESULTS OF OPERATIONS

Sun posted net sales of $9.1 million for the three months ended September 30, 1996, compared to $16.2 million in the same period of 1995. Net loss was $2.2 million, or $.39 per share, for the 1996 quarter, versus a net loss of $2.9 million, or $.52 per share, in the same quarter of 1995.

Bill Wiley stated, "Sales in the third quarter of 1996 were hampered by a soft retail environment in certain sectors of the screenprinted apparel market."

The loss was lower in the 1996 quarter due to lower operating expenses, which resulted from a restructuring plan implemented by the Company earlier in 1996; lower interest expenses, which resulted from concerted efforts by the Company to operate in 1996 with lower levels of inventory; and the Company's much lower inventory markdown reserves in the third quarter of 1996 (third quarter 1995 included a $2.0 million - pre-tax - inventory markdown).

For the nine months ended September 30, 1996, net sales were $53.6 million compared to $72.5 million in 1995. Net loss for 1996 decreased to $1.9 million, or $.34 per share, compared to the 1995 net loss of $2.6 million, or $.46 per share.

The Company noted that sales for the fourth quarter of 1996 are anticipated to be below fourth quarter 1995 levels.

Sun supplies its line of imprinted, dyed and decorated casual sportswear for adults and children, primarily to customers in the mass merchandising and mid-tier segments such as Wal-Mart, Target, Kmart, JC Penney and Montgomery Ward.
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                              FINANCIAL HIGHLIGHTS

(in thousands, except per share data)



                                              For the quarter                     For the nine months
                                            ended September 30,                   ended September 30,
                                                (unaudited)                           (unaudited)
                                              1996             1995                 1996             1995
                                         ---------        ---------            ---------        ---------
 Net Sales                              $  9,134         $ 16,225             $ 53,602         $ 72,527
 Gross Margin                                 33            *(873)               7,005           *7,596
 Operating Expenses                        3,333            3,505                9,499           10,794
 Interest and
    Other Expense                             68              153                  441              797
 Net Loss                                 (2,224)          (2,990)              (1,937)          (2,636)
 Earnings Per Share                         (.39)            (.52)                (.34)            (.46)
 Weighted Average
    Shares Outstanding                     5,749            5,749                5,749            5,748

* includes a $2.0 million inventory markdown reserve recorded in the third quarter of 1995 to cover expected losses on the sale of surplus inventory.

                           September 30, 1996                December 31, 1995
      Inventories              $   19,416                       $   23,631


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